

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Jing Yuan
Chief Financial Officer
ZEEKR Intelligent Technology Holding Ltd
No. 1388 Minshan Road
Xinqi Street, Beilun District
Ningbo, Zhejiang
People's Republic of China

> **Re: ZEEKR Intelligent Technology Holding Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed on December 29, 2023**
> **File No. 333-275427**

Dear Jing Yuan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30, 2023 letter.

Form F-1 filed December 29, 2023

General

1. We note your response to our prior comment 3 and reissue in part. Please revise your risk factors to discuss the arbitration provision's related risks to investors, such as increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders.

2.   Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

     Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Li He